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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

July 31, 2003

TeliaSonera
(Exact name of registrant as specified in its charter)

Marbackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340
(Commission File Number)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

This report on Form 6-K contains a press release dated 31 July 2003, anouncing TeliaSonera's January — June 2003 interim report.

TeliaSonera

Interim Report January-June 2003. TeliaSonera AB (publ), Corporate Reg. No. 556103-4249, Registered Office: Stockholm

TeliaSonera January-June 2003
—Pro Forma*

Q2 in Brief

  •
  Net sales in line with previous year, SEK 20,275 million (20,290).

  •
  Operating income improved to SEK 2,744 million (-37,974). Excluding non-recurring items, operating income improved to SEK 3,963 million (800).

  •
  Net income improved to SEK 1,499 million (-27,510) and earnings per share to SEK 0.32 (-5.88).

  •
  EBITDA improved to SEK 7,747 million (1,734). Excluding non-recurring items, EBITDA improved to SEK 8,070 million (6,241) and the margin increased to 40 percent (31).

  •
  Free cash flow increased to SEK 5,155 million (2,534).

First Half-Year in Brief

  •
  Net sales increased 1.7 percent to SEK 40,624 million (39,932).

  •
  Operating income improved to SEK 5,971 million (-33,349). Excluding non-recurring items, operating income improved to SEK 7,190 million (2,810).

  •
  Net income improved to SEK 3,101 million (-23,632) and earnings per share to SEK 0.66 (-5.05).

  •
  EBITDA improved to SEK 15,309 million (8,306). Excluding non-recurring items, EBITDA improved to SEK 15,632 million (12,213) and the margin increased to 38 percent (31).

  •
  Free cash flow increased to SEK 9,052 million (2,245).

Key Figures

In millions, except percentages and per share data	Apr-Jun 2003	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
	SEK	EUR	SEK	SEK	SEK
Net sales	20,275	2,208	20,290	40,624	39,932
Growth in net sales (%)	-0.1	-0.1	n/c	1.7	n/c
EBITDA	7,747	844	1,734	15,309	8,306
EBITDA excl. non-recurring items	8,070	879	6,241	15,632	12,213
Margin (%)	39.8	39.8	30.8	38.5	30.6
Income from associated companies	-693	-76	-33,095	-670	-30,676
Operating income	2,744	299	-37,974	5,971	-33,349
Operating income excl. non-recurring items	3,963	432	800	7,190	2,810
Income after financial items	3,048	332	-38,259	5,759	-33,585
Net income	1,499	163	-27,510	3,101	-23,632
Earnings/loss per share	0.32	0.03	-5.88	0.66	-5.05
Investments	2,121	231	3,614	4,072	7,511
of which CAPEX	2,059	224	2,909	3,735	5,562
Free cash flow	5,155	561	2,534	9,052	2,245

*
Pro forma presentation as if the merger of Telia and Sonera had taken place on January 1, 2002 and excluding Telia's Finnish mobile operations and Swedish cable TV operations. Convenience translation only, conversion rate SEK 1 = EUR 0.108888.

Comments from Anders Igel, President and CEO

        "At the end of the second quarter we could see positive effects from our market efforts, although we have further improvements to make. Profits improved across the company and delivered a SEK 3.2 billion increase in operating income.

        "It is satisfying to see that the Danish fixed-line operations and the international carrier operations reached their turnaround targets and that efficiency improvements delivered faster than expected. The integration of Telia and Sonera and the new governance model are thus yielding results.

        "Focus is now on improving business within our current footprint. Longer-term, strong cash flow gives TeliaSonera the flexibility to grow the business in a consolidating European industry."

Outlook

        TeliaSonera has reached its previously stated mid-term targets earlier than expected.

        Net sales for the full year 2003, are expected to grow in line with the first half-year.

        CAPEX is expected to be around 12 percent of sales for the full year.

        Operating income excluding non-recurring items for the second half-year of 2003 is expected not to fully reach the level of the first half-year.

Review of the Group

Strong earnings development

        Second-quarter net sales for the TeliaSonera Group were in line with the same quarter last year, SEK 20,275 million (20,290). Fluctuation in exchange rates had a negative effect of 1 percent.

        Mobile communications showed strong growth in Norway, Denmark, the Baltic countries and Eurasia. In Sweden, mobile growth was more moderate. In Finland, mobile sales declined.

        Within fixed communications, sales for Internet and broadband increased in all markets while fixed voice sales continued to fall overall.

        Increased market efforts started to yield results at the end of the second quarter.

        Net sales were also affected by the ongoing concentration of operations in the Danish fixed-line business and in International Carrier.

        EBITDA increased to SEK 7,747 million (1,734) and was affected by non-recurring items related to provisions for redundancy.

        Strong earnings improvement in Sweden, Norway and Denmark, positive effects from the restructuring of the carrier business operations and the consolidation of Fintur contributed to increased EBITDA, excluding non-recurring items, totaling SEK 8,070 million (6,241) and the margin strengthened to 40 percent (31). The improvements in Sweden include SEK 400 million from the release of a provision related to the dispute with Tele2 and Vodafone on termination rates.

        During the quarter, turnaround was accomplished in the Danish fixed-line operations and in the former Telia International Carrier. Danish fixed-line operations reported positive EBITDA during the second quarter and, in April and May, Telia International Carrier reported positive cash flow (EBITDA less CAPEX) before disbursements from restructuring reserves. Previous turnaround targets were thereby met.

        Fluctuation in exchange rates had no impact on EBITDA.

        Income from associated companies improved to SEK -693 million (-33,095) and was affected by non-recurring items of SEK -867 million, mainly write-downs on holdings in Infonet Services Corp. and Metro One Telecommunications, Inc. and a capital gain from the divestment of Bharti Mobile Ltd. in India. The corresponding year was affected by the write-down of the UMTS investment in Germany.

        Improved earnings from MegaFon and Turkcell contributed to increased income from associated companies, excluding non-recurring items, totaling SEK 174 million (-877). The improvement also relates to the fact that the UMTS investment in Germany no longer burdens earnings after the write-down last year.

        Operating income totaled SEK 2,744 million (-37,974). Excluding non-recurring items, operating income improved to SEK 3,963 million (800).

        Financial items totaled SEK 304 million (-285), of which capital gains and write-downs on financial investments in TeliaSonera Holding were SEK 420 million (-30).

        After income tax and minority stakes, net income improved to SEK 1,499 million (-27,510). Earnings per share improved to SEK 0.32 (-5.88).

Combined strength a winning factor for contracts

        Several major deals were made during the quarter for which the combined strength of Telia and Sonera was a deciding factor.

        TeliaSonera's ability to deliver uniform-quality services in the Nordic region was important in Metso's choice of TeliaSonera as its partner and main supplier of telecommunications solutions. The three-year agreement is valued at approximately EUR 30 million.

        Another example is the agreement signed with IBM for the modernization of Posten AB's (Swedish Post) voice and data communication solutions, including voice and data network operation. The agreement spans over six years and is estimated at over SEK 1 billion.

        Immediately after the end of the period, TeliaSonera signed an agreement with Stora Enso for the delivery of global data communications solutions, including fixed and mobile voice, value-added services and service monitoring and operation. The deal is valued at SEK 136 million.

High free cash flow

        Increased EBITDA and low CAPEX generated strong free cash flow1 of SEK 5,155 million (2,534). Disbursements from restructuring provisions affected free cash flow by SEK -336 million. Remaining restructuring reserves for future disbursements totaled SEK 4,308 million on June 30, 2003.

1
Cash flow from operating activities less CAPEX.

        The strong cash flow enabled the Group to further strengthen its financial position by reducing net debt by SEK 6,063 million to SEK 28,585 million. The equity/assets ratio increased from 53.9 to 54.7 percent.

        In addition to increased free cash flow, the sale of Com Hem and Telia Mobile Finland improved the financial position by approximately SEK 2.3 billion.

First half-year earnings summary

        During the first half-year, net sales for the TeliaSonera Group increased 1.7 percent to SEK 40,624 million (39,932) compared to the same period of 2002. Fluctuation in exchange rates had a negative impact of approximately 1 percent.

        EBITDA improved to SEK 15,309 million (8,306). Excluding non-recurring items, EBITDA improved 28 percent to SEK 15,632 million (12,213) and the margin improved to 38 percent (31). Exchange rate fluctuations had no impact.

        Income from associated companies totaled SEK -670 million (-30,676). Excluding non-recurring items, income from associated companies improved to SEK 197 million (-473).

        Operating income improved to SEK 5,971 million (-33,349). Excluding non-recurring items, operating income improved to SEK 7,190 million (2,810).

        Financial items totaled SEK -212 million (-236), of which capital gains and write-downs on financial investments in TeliaSonera Holding totaled SEK 222 million (121).

        After income tax and minority stakes, net income improved to SEK 3,101 million (-23,632) and earnings per share improved to SEK 0.66 (-5.05).

        Increased EBITDA and lower CAPEX generated stronger free cash flow of SEK 9,052 million (2,245). The strictly controlled CAPEX level reflects prevailing business needs. Disbursements from restructuring reserves affected free cash flow by SEK -753 million. The Group reduced its net debt by SEK 9,490 million during the half-year period. The equity/assets ratio increased from 52.1 to 54.7 percent.

Further synergy initiatives

        During the second quarter, further initiatives were taken to win synergies from the merger.

        Within product and service development, decisions were made to eliminate duplicate platforms for positioning services, e-mail and customer support systems.

        Within IT systems and infrastructure, a decision was made to use a shared analysis tool for customer campaigns.

        Within purchasing, further advantageous supplier agreements were signed.

        Within network operations, a decision was made to eliminate overlapping testing systems and platforms for voice over IP.

        The initiatives taken during the first and second quarters are expected to yield annual cost savings of SEK 674 million and annual investment savings of SEK 268 million at the end of 2005. Total one-off expenses for the implementation are estimated at less than SEK 150 million. SEK 29 million was posted in the first half-year. For the first six months of 2003, the synergy effects are estimated at SEK 156 million in cost savings and SEK 157 million in investment savings.

Synergy savings from decisions to date

SEK million	Full run rate annual effect (by 2005)	Effect in 2003
OPEX
Product and service development	137	60
IT systems and infrastructure	36	20
Purchasing	169	169
Network operations	187	84
Corporate functions	145	145

Total	674	478

CAPEX
Product and service development	4	33
IT systems and infrastructure	26	22
Purchasing	225	265
Network operations	13	40

Total	268	360

        The reported synergy figures do not include any gains expected from the ongoing personnel redundancy within TeliaSonera Sweden and TeliaSonera Finland or the integration of the international carrier operations.

Redundancies in Sweden and Finland

        The organization and control models introduced after the merger have significantly increased efficiency and created potential to reduce overlaps within several areas in Sweden and Finland.

        TeliaSonera Sweden has announced an estimated redundancy of approximately 1,500 employees, including 500 hired personnel. Of the permanent employees, approximately 300 have already left TeliaSonera Sweden or been redeployed within the Group. TeliaSonera is now working together with the trade unions to determine which of the remaining approximately 700 employees are affected by the redundancy. The redundancies will be handled through natural redundancy, tailored pension plans and within the framework of Telia's redundancy program.

        In Finland, a redundancy of 400 employees was determined after negotiations with the employee organizations. The redundancy will be handled through lay-offs (170 employees) and through expiration of fixed-term employment contracts, retirements and redeployment within or outside the Group.

        A provision of SEK 374 million has been made for the redundancy in Sweden and SEK 15 million for redundant personnel in Finland.

Disposal of Com Hem and Telia Mobile Finland, network operations legally separated

        Following the approval of the European Commission, the Swedish Competition Authority and the Finnish Competition Authority, TeliaSonera completed the sale of Com Hem AB in Sweden to the venture capital company EQT Northern Europe and the sale of Telia Mobile Finland to Finnet Oy during the second quarter of 2003.

        The sale of Com Hem generated a capital gain of SEK 1,811 million and the sale of Telia Mobile Finland a capital loss of SEK 108 million. These effects are not included in the pro forma statements.

        The fixed network and the mobile network in Sweden and the mobile network in Finland were legally separated from the retail business during the second quarter. In Finland, the fixed network was already managed in a separate company.

        This means that necessary steps have now been taken in order to fulfill the EU conditions for the merger between Telia and Sonera.

New legislation for electronic communications

        Effective July 25, 2003, a new legislation applies to the telecommunications market within the EU. The new legislation will create a more flexible regulation of the telecommunications market. The regulatory authority in each country shall analyze a number of different sectors of the market in each country to determine if sector-specific obligations on operators with significant market power should be imposed. As the regulatory authorities' analysis is not yet complete, it is too early to judge how the new legislation will affect TeliaSonera.

The Annual General Meeting May 8, 2003

        The Annual General Meeting decided on a dividend to shareholders of SEK 0.40 per share.

Review of Profit Centers

TeliaSonera Sweden

Strong earnings and increased market efforts

        Sales for mobile communications increased 5 percent while sales for fixed communications fell 3 percent due to weak growth within fixed voice. Altogether this resulted in a 1.5 percent decrease in sales in Sweden totaling SEK 10,634 million (10,794) compared with the same quarter of 2002.

        EBITDA increased to SEK 4,404 million (2,941).

        A provision of SEK 374 million for redundant personnel was made during the second quarter.

        Excluding non-recurring items, EBITDA improved to SEK 4,778 million (3,564) and the margin increased to 45 percent (33).

        The improved performance is attributable to more effective control, sharper cost focus, efficiency effects and that synergies from the merger began to penetrate.

SEK million, except percentages	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	10,634	10,794	21,120	21,372
of which external	10,375	10,481	20,612	20,766
EBITDA	4,404	2,941	8,658	6,391
EBITDA excl. non-recurring items	4,778	3,564	9,032	7,065
Margin (%)	44.9	33.0	42.8	33.1
Operating income	2,884	1,145	5,601	3,010
Operating income excl. non-recurring items	3,258	1,908	5,975	3,824
CAPEX	640	1,138	1,241	2,260

        Earnings were also increased by SEK 400 million, SEK 110 million within mobile communications and SEK 290 million within fixed communications, as TeliaSonera released parts of the reserve for the dispute with Tele2 and Vodafone on the termination rates in these operators' mobile networks.

        Operating income improved significantly.

        CAPEX dropped to SEK 640 million (1,138), of which SEK 91 million (273) referred to mobile communications and SEK 549 million (865) referred to fixed communications, including broadband and mobile supporting CAPEX.

        Strong initiatives were taken during the quarter to strengthen TeliaSonera's position on the Swedish market. TeliaSonera will maintain a high level of activity for the entire year.

Increased marketing activities yield results in the Consumer segment

        In May, TeliaSonera intensified its marketing activities on the consumer market by launching new offers and new services including services that simplify mobile Internet services (Telia Go!) and enhance customers' broadband options.

        The campaigns began to yield results at the end of the period. The new offers and products are well received on the market and demand is strong.

        TeliaSonera believes to have maintained its market shares within Internet and broadband and to have reduced the loss of market shares within fixed voice. Market shares within mobile communications have not yet improved.

Positive effect from Business segment initiatives

        During the second quarter, initiatives continued aimed at increasing local presence and concentrating personal sales efforts towards small and medium-size businesses.

        A loyalty program was introduced to strengthen relationships with customers. At the same time, TeliaSonera expanded its initiatives that target small companies with up to nine employees.

        Several new services were launched. TeliaSonera became the first operator in the Nordic countries to offer mobile business services based on Microsoft Windows Powered Smartphone.

        Business segment initiatives are yielding results. TeliaSonera believes to have improved its market position within mobile communications, increased its market share within Internet and broadband and to have reduced the loss of market shares within fixed voice.

Strong order intake in the Large Corporate segment

        The weak economy had a restrained effect on large corporations' willingness to invest in telecommunications and IT systems. Demand surged towards the end of the period, however, particularly for solutions that integrate fixed and mobile communications and for data communications services.

        During the quarter, a large number of new contracts were signed, amounting to more than SEK 3 billion. TeliaSonera received a joint commission with IBM to modernize Posten AB's system for voice and data communications. Furthermore, contracts were signed with e.g. Stora Enso, Metso, ICA Ahold, PEAB, Jämtland County Council, Norrköping Municipality and Örebro County Council.

        An agreement was signed with the Västra Götaland Region for the buildout of a broadband network based on Ethernet that links all of the region's municipalities.

        An IP-based communications solution was delivered to Nässjö Municipality, making Nässjö the first in Sweden to use a communications platform with fully integrated fixed, mobile, voice and data communications.

        TeliaSonera believes that the company successfully defended its strong position in the Large Corporate segment during the quarter.

Several broadband deals in the Operators segment

        During the second quarter, agreements for establishing broadband networks were signed with several municipalities in Sweden.

        New third party services were launched, which enable service providers to offer prepaid cards and to use MMS to carry content services.

Mobile communications

        Within mobile communications, external net sales rose 5 percent to SEK 2,795 million (2,651) compared with the same quarter of 2002. The increase was mainly attributable to customer growth.

        The number of mobile customers rose by 16,000 to 3,687,000 during the quarter. The number of subscription customers grew by 12,000 to 1,829,000 and the number of prepaid card customers by 4,000 to 1,858,000. The number of GPRS customers increased by 29,000 to 95,000.

        Customers via service providers increased by 9,000 to 111,000.

        The average traffic volume per customer and month (MoU) decreased to 130 (139) and ARPU dropped to SEK 278 (283) due to the larger share of prepaid card customers.

        The number of SMS messages sent per customer and month rose to 16 (11).

        Churn was 10 percent (11).

        EBITDA improved to SEK 1,534 million (1,152). Excluding non-recurring items, EBITDA improved to SEK 1,534 million (1,213) and the margin strengthened to 49 percent (41).

        During the quarter, extensive testing was performed on the technical functionality of the Swedish UMTS network, which is jointly owned by TeliaSonera and Tele2. 3G services will be launched when it is commercially justified.

        Svenska UMTS-nät AB has so far invested SEK 795 million in the network.

        Additional GPRS roaming agreements were signed during the quarter and TeliaSonera Sweden is the first in the world to offer GPRS roaming throughout all of Western Europe, the Baltic countries and the United States.

        For the third consecutive year, the Swedish industry magazine Mobil ranked TeliaSonera's network as the best GSM network in Sweden. TeliaSonera also won the rank of best GPRS network in Sweden.

Fixed communications

        Within fixed communications, external net sales fell 3 percent to SEK 7,580 million (7,831) compared with the same quarter of 2002. The decrease was on the retail market. Sales in the wholesale business grew during the second quarter.

        Sales of fixed voice decreased 4 percent to SEK 5,285 million (5,483). Traffic revenues declined 6 percent to SEK 2,384 million (2,539) due to lower volumes. Subscription and value-added services sales fell 1 percent to SEK 2,901 million (2,944). The number of subscriptions decreased by 25,000 to 5,509,000 while the number of ISDN channels increased by 10,000 to 845,000. Sales of value-added services increased due to greater demand for caller ID, conference calls and incoming call handling.

        Internet and data services sales climbed 2 percent to SEK 1,967 million (1,927) due to increased demand for Internet access. During the second quarter, the number of customers with broadband access (ADSL/LAN) increased by 19,000 to 360,000 and the number of customers with dial-up Internet access increased by 6,000 to 790,000.

        Earnings in fixed communications continued to improve in the second quarter. Excluding non-recurring items, EBITDA improved to SEK 3,244 million (2,351) and the margin strengthened to 43 percent (30).

        Per-minute rates for international calls were cut further.

        ADSL coverage was expanded, providing ADSL broadband access to an additional 170,000 consumers and companies. At the same time, preparations were underway to deliver an ADSL service with speeds up to 6 Mbps and a VDSL service with speeds up to 10 Mbps in the autumn.

TeliaSonera Finland

Sales decreased, but margin remained stable

        In TeliaSonera Finland, sales dropped 2 percent to SEK 4,368 million (4,458) during the second quarter compared to the same quarter last year. The external mobile revenue decreased 5 percent, mainly due to a SEK 99 million correction to mobile revenue accruals relating to past periods. Excluding these effects, mobile communications sales fell 1 percent. Sales for fixed communications increased 5 percent.

        EBITDA totaled SEK 1,674 million (1,905). A provision of SEK 15 million was made for redundant personnel.

        EBITDA excluding non-recurring items totaled SEK 1,689 million (1,692) and the margin strengthened to 39 percent (38).

        CAPEX totaled SEK 600 million (483), of which SEK 266 million (192) concerned mobile communications investments and SEK 334 million (291) fixed communications investments.

SEK million, except percentages	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	4,368	4,458	8,736	8,659
of which external	4,333	4,403	8,597	8,549
EBITDA	1,674	1,905	3,497	3,720
EBITDA excl. non-recurring items	1,689	1,692	3,512	3,509
Margin (%)	38.7	38.0	40.2	40.5
Operating income	480	684	1,170	1,363
Operating income excl. non-recurring items	495	471	1,185	1,152
CAPEX	600	483	991	896

        Operating income dropped to SEK 480 million (684). Operating income excluding non-recurring items increased to SEK 495 million (471) compared with the same quarter of 2002.

Several new services in the Consumer segment

        A wide range of activities was underway in the consumer segment during the quarter to prepare for mobile number portability and to improve customer loyalty.

        Several new services were launched, including positioning services and services for the new color display phones.

        Sonera Colour combines content services on Sonera's traditional Internet portal, Sonera Plaza, services provided in color by content partners and comprehensive communications services in an easy-to-use service package for the new color display phones.

        For existing broadband services, transfer speeds were improved while prices remained unchanged or were reduced.

        TeliaSonera believes that the company held its position on the consumer market during the quarter.

Greater demand for one-stop-shopping in the Business segment

        The new sales management model continued to boost business customer sales despite increased competition. Sales of mobile voice services, particularly mobile Centrex solutions, increased and usage of mobile data grew during the quarter.

        During the quarter, several outsourcing agreements were signed with companies and organizations for which TeliaSonera will manage telecom services as well as IT services (ServerCare, LanCare and PcCare). Agreements were also signed with several smaller municipalities in rural areas for building broadband networks.

        During the quarter, initiatives were launched to show customers the advantages of relying on one supplier able to take total responsibility and able to offer integrated solutions, which is a growing demand among business customers.

Enhanced position in the Large Corporate segment

        TeliaSonera enhanced its strong position in the large corporate market despite intense competition. Reorganization of sales aiming to strengthen the company's ability to capture new customers is proceeding well and several major agreements were renewed and new contracts were taken in during the quarter.

        TeliaSonera's ability to operate and offer services on a pan-Nordic level led to significant agreements, for example with Metso and Stora Enso. The Stora Enso deal was signed right after the quarter closing.

Operators segment

        New service providers are expected on the Finnish market, and TeliaSonera will be able to provide modern, extensive wholesale products for these customers.

Mobile communications

        External net sales decreased 5 percent to SEK 2,695 million (2,841), mainly due to the SEK 99 million correction of mobile revenue accruals relating to past periods. Excluding these effects, the decline was 1 percent.

        During the quarter, the declining trend was reversed and the number of customers increased by 18,000 to 2,471,000. The entire growth occurred within postpaid subscriptions and the postpaid subscription base grew from 2,418,000 to 2,436,000 during the second quarter. Churn was substantially lower than the previous quarter, 10.2 percent (15.8).

        Customers via service providers increased by 15,000 to 58,000.

        The MMS and GPRS development was good. GPRS subscriptions increased by 74,000 to 212,000.

        The number of SMS messages per customer and month remained unchanged at 27 (27).

        Outgoing minutes of use per customer and month increased to 161 (155). Due to general price erosion and the correction in accruals, ARPU declined to EUR 40 (41).

        EBITDA decreased to SEK 1,259 million (1,474). Excluding non-recurring items, EBITDA decreased to SEK 1,264 million (1,474) and the margin decreased to 46 percent (51). EBITDA was affected by SEK -99 million from the accrual correction.

        Additional tests were performed during the quarter on the 3G network based on UMTS technology. The network will be launched commercially when there are enough phones on the market and the network technology is feasible.

Fixed communications

        External net sales increased 5 percent to SEK 1,638 million (1,562).

        Sales for fixed voice increased to SEK 692 million (663), mainly because some smaller products have been transferred from mobile to fixed voice. Traffic sales decreased 1 percent to SEK 339 million (344). Sales for subscriptions and value-added services increased 11 percent to SEK 353 million (319). During the second quarter, the number of fixed voice subscriptions decreased by 8,000 to 486,000 while the number of ISDN channels decreased by 2,000 to 216,000.

        Internet and data services sales rose 6 percent to SEK 652 million (615). The growth was mainly within broadband where the number of subscriptions climbed by 9,000 to 90,000. Dial-up subscriptions decreased by 12,000 to 162,000.

        During the quarter, TeliaSonera increased the efficiency of both its customer service and its delivery process, for example by combining the technical customer care of fixed and mobile and reducing delivery time for broadband.

        EBITDA totaled SEK 415 million (431). Excluding non-recurring items, EBITDA improved to SEK 425 million (218) and the margin strengthened to 26 percent (13) due to increased sales and cost efficiency measures and an exceptionally low margin in the comparable quarter due to bad debt reserves.

TeliaSonera Norway, Denmark, Baltic Countries

Strong performance in Norway

        Mobile operations in Norway showed continued strong growth in terms of both sales and earnings and NetCom continued to increase its market share during the second quarter.

        Net sales increased 14 percent to SEK 1,561 million (1,364). In local currency, the increase was 21 percent.

        During the quarter, the number of mobile customers climbed by 30,000 to 1,181,000, while the number of customers via service providers increased by 8,000 to 85,000. The number of GPRS customers increased by 15,000 to 60,000. The average traffic volume per customer and month climbed to 165 minutes (162), increasing ARPU to NOK 365 (338).

SEK million, except percentages	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	1,561	1,364	3,076	2,564
of which external	1,542	1,337	3,038	2,513
EBITDA	681	589	1,327	1,011
EBITDA excl. non-recurring items	681	589	1,327	1,011
Margin (%)	43.6	43.2	43.1	39.4
Operating income	174	67	255	-7
Operating income excl. non-recurring items	203	67	284	-7
CAPEX	190	216	351	428

        The number of sent SMS messages per customer and month increased to 74 (59). As of June 1, NetCom reduced its SMS price for consumers with postpaid subscriptions from NOK 1.00 to NOK 0.69.

        MMS usage is expanding rapidly.

        Increased sales, together with cost-efficiency measures, had a positive impact on earnings. Second quarter EBITDA improved to SEK 681 million (589) and operating income improved to SEK 174 million (67). Excluding non-recurring items, operating income improved to SEK 203 million (67).

        CAPEX dropped to SEK 190 million (216).

        As of July 1, NetCom is reducing its terminating price from NOK 1.11 to NOK 1.01 per minute.

Turnaround program yielding results in Denmark

        Improved earnings in both the fixed and mobile operations helped further cut losses in Denmark. During the second quarter, operating income improved to SEK -198 million (-405) compared to the same quarter last year.

        Due to the ongoing restructuring and concentration of the fixed-line operations, net sales decreased to SEK 690 million (706) and CAPEX fell to SEK 69 million (246). Of the investments, SEK 18 million (112) referred to mobile communications and SEK 51 million (134) to fixed communications.

SEK million, except percentages	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	690	706	1,407	1,417
of which external	671	671	1,367	1,294
EBITDA	-45	-187	-72	-278
EBITDA excl. non-recurring items	-45	-184	-72	-274
Margin (%)	-6.5	-26.1	-5.1	-19.3
Operating income	-198	-405	-400	-694
Operating income excl. non-recurring items	-198	-402	-400	-691
CAPEX	69	246	143	535

Mobile communications

        The mobile business showed continued positive development in terms of both sales and earnings.

        External net sales climbed 29 percent to SEK 275 million (213). The number of customers increased by 46,000 to 484,000.

        The number of sent SMS messages per customer and month surged to 114 (37). The new subscription TeliaXpress continues to be a success. The subscription includes free SMS, which contributed to the robust increase in SMS usage during the quarter.

        The number of GPRS customers climbed from 3,000 to 103,000.

        Increased sales improved EBITDA to SEK -102 million (-233) compared with the same quarter last year. Higher marketing costs led EBITDA to fall compared with the first quarter of 2003.

Fixed communications

        The fixed-line business (excluding Stofa) has reached its target of positive EBITDA in the second quarter. Compared to the first quarter, EBITDA improved from SEK -57 million to SEK 22 million.

        The streamlining of the product portfolio caused external sales to drop to SEK 235 million (310) compared to the same quarter last year.

        Another 27 employees where laid off in the second quarter. Disbursements from the restructuring reserve affected free cash flow by SEK -25 million. The remaining restructuring reserve totaled SEK 384 million on June 30, 2003. Approximately 60 percent of the reserve is expected to be utilized during 2003 and the remainder (leasing contracts) during the next three-year period.

        During the quarter, additional efforts were made to streamline and enhance the quality of remaining operations and to simplify for customers, for example by expanding web-based sales. Furthermore, a project was initiated in order to increase efficiency and sales volume within the fixed voice product area.

        In Stofa, external net sales rose by 8 percent to SEK 160 million compared with the second quarter of 2002. During the quarter, the number of cable television customers increased by 2,000 to 191,000 and the number of customers with broadband Internet climbed by 4,000 to 91,000. EBITDA improved to SEK 34 million (21).

Baltic Countries

SEK million, except percentages	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	1,470	1,520	2,883	2,971
of which external	1,451	1,515	2,853	2,965
EBITDA	730	803	1,435	1,522
EBITDA excl. non-recurring items	730	803	1,435	1,522
Margin (%)	49.7	52.8	49.8	51.2
Income from associated companies	8	125	118	203
Operating income	207	467	482	776
Operating income excl. non-recurring items	207	467	482	776
CAPEX	243	459	375	745

Shift from fixed to mobile in Lithuania

        The mobile operator Omnitel increased its net sales 17 percent to SEK 539 million (460) during the quarter. The company carried out several marketing activities, leading the number of customers to climb by 50,000 to 905,000.

        EBITDA improved to SEK 243 million (207) and the margin was 45 percent (45). Operating income (SEK 107 million) remained at the same level as last year.

        Several new services were launched during the quarter and two new types of consumer loyalty programs were introduced.

        Nine GPRS roaming agreements were signed, and Omnitel now has GPRS roaming with a total of 14 countries.

        During the quarter, an agreement was signed with Lietuvos Telekomas for reduced prices for traffic terminating in Omnitel's network.

        To promote the development and use of modern information technology in Lithuania, Omnitel signed a cooperating agreement with two of the country's universities.

        The fixed network operator Lietuvos Telekomas' net sales fell 14 percent to SEK 556 million (646). Sales of fixed voice dropped 25 percent. The number of subscriptions fell by 34,000 to 859,000, mainly due to strong competition from the mobile sector. The number of ISDN channels remained at 36,000.

        Compared with the first quarter, net sales remained at the same level as sales of Internet and data services steadily increased. ADSL increased by 2,000 to 15,000.

        Decreased sales affected earnings. EBITDA fell to SEK 241 million (348) and the margin decreased to 43 percent (54).

        During the quarter, the price for traffic terminating in the mobile networks was cut.

        Substantial depreciation due to extensive network modernization affected operating income, which fell to SEK -59 million (79) during the quarter.

        In order to improve efficiency, the number of employees was further reduced. The company also started a program that will further reduce costs and CAPEX.

        The continued focus is to win back customers and develop the Internet and data business, taking advantage of the modern, developed network.

Strong mobile growth in Latvia

        The mobile operator Latvijas Mobilais Telefons' (LMT) net sales totaled SEK 463 million (454) during the second quarter. In local currency, sales increased 16 percent. The number of customers climbed by 23,000 to 491,000. In addition, LMT has approximately 47,000 customers through a service provider mainly addressing the youth market.

        GPRS was commercially launched. LMT also launched the new "epay" service that enables customers to receive telephone bills via e-mail and make payments via the Internet.

        EBITDA was SEK 249 million (250) and the margin was 54 percent (55). In local currency, EBITDA increased 13 percent.

        Operating income totaled SEK 148 million (163).

        During the quarter, LMT was granted a license to run fixed-line operations in Latvia.

        The fixed network operator Lattelekom (associated company) showed slightly decreased sales but increased earnings during the quarter. Share of net income totaled SEK 31 million (24). After amortization of goodwill and fair value adjustments, income from Lattelekom was SEK 31 million (58).

Improved pre-tax earnings in Estonia

        The mobile operator EMT (associated company) reported increased sales and increased income before tax. Estonian tax legislation requires income tax to be charged if and when a dividend decision is made. Due to an earlier decision date in 2003, share of net income declined to SEK 8 million (33). After amortization of goodwill and fair value adjustments, income from EMT was SEK -14 million (11).

        The fixed network operator Elion Enterprises, formerly Eesti Telefon, (associated company) reported decreased sales and increased income before tax. Due to an earlier dividend decision date,

share of net income declined to SEK 3 million (67). After amortization of goodwill and fair value adjustments, income from Elion was SEK -9 million (56).

TeliaSonera International

Strong earnings trend in Eurasia

        Fintur (consolidated as of September 2002) reported good sales and earnings development during the second quarter. External net sales in local currency rose 34 percent and EBITDA improved 44 percent compared with the same quarter of 2002. The number of mobile customers increased by 157,000 to 1,884,000, primarily attributable to prepaid cards. In absolute numbers, growth was highest in Kazakhstan.

SEK million, except percentages	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	626	—	1,184	—
of which external	626	—	1,184	—
EBITDA	357	—	637	—
EBITDA excl. non-recurring items	357	—	637	—
Margin (%)	57.0	—	53.8	—
Operating income	212	-252	345	-234
Operating income excl. non-recurring items	212	-252	345	-234
CAPEX	154	—	379	—

        In Kazakhstan, Fintur's largest market, KCell increased its customer base during the quarter by 68,000 to 723,000 and the company maintained its leading market position with approximately 70 percent market share.

        In Azerbaijan, Azercell increased its customer base by 62,000 to 764,000 and maintained its market share of 85 percent.

        In Georgia, Geocell increased its customer base by 18,000 to 250,000, increasing its market share to 44 percent.

        In Moldova, Moldcell increased its customer base by 9,000 to 147,000 and the company currently has around 50 percent of the market.

Nearly 700,000 new customers in Russia

        The mobile operator MegaFon (associated company) reported increased sales and earnings during the quarter. The number of customers increased by 680,000 to 4,253,000. Customer growth was strongest within the prepaid segment. Growth was strong across all regions where MegaFon has operations. The highest absolute increase in customers was in the Northwest region.

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Share of net income	218	79	308	143
Amortization of goodwill and fair value adjustments	-47	-60	-103	-120

Income from associated companies	171	19	205	23

        Share of net income totaled SEK 218 million (79). After amortization of goodwill and fair value adjustments, income from MegaFon increased to SEK 171 million (19).

        MegaFon has licenses nationwide in Russia. At the end of the quarter, the company had commercial operations in all major regions except Siberia and Far East.

        The company is the third largest mobile operator in Russia and maintained its position on the market during the quarter.

Sustained leading market position in Turkey

        Turkcell (associated company) retained its leading position in terms of both overall market share and share of new customers despite stiffer competition on the Turkish market. The number of customers climbed by more than 600,000 to 16.3 million during the first quarter and earnings and sales continued to improve.

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Share of net income (U.S. GAAP)	-39	6	69	-169
IFRS/IAS adjustments	261	-221	415	1,051
Amortization of goodwill and fair value adjustments	-240	-238	-447	-477

Income from associated companies	-18	-453	37	405

        Share of net income totaled SEK -39 million (6). After inflation adjustments, amortization of goodwill and fair value adjustments, income from Turkcell was SEK -18 million (-453).

        Turkcell's reported earnings were impacted by a court ruling on frequency fees, which led Turkcell to restate its 2002 earnings by USD -54.4 million, negatively impacting TeliaSonera's share of Turkcell's net income. Industry consolidation and legal disputes are ongoing.

        Turkcell financials are included in TeliaSonera's reporting with a one-quarter lag.

Continued earnings improvement in International Carrier

        The restructuring program has had a positive impact on earnings in the international carrier operations. Both EBITDA and operating income improved compared with the same quarter last year. Fluctuations in exchange rates had a positive effect of SEK 95 million on EBITDA and a positive effect of SEK 29 million on EBITDA excluding non-recurring items.

        During the second quarter, integration efforts were implemented on the operations previously run separately by Telia and Sonera. Aimed at eliminating overlapping operations and winning synergies, parts of Sonera's carrier operations in the United Kingdom, United States, Germany and Sweden will be closed down early in the third quarter. A detailed plan for integration will be completed and the related implementation costs are expected to be recorded in the third quarter.

SEK million, except percentages	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	1,284	1,734	2,776	3,362
of which external	979	1,371	2,136	2,689
EBITDA	101	-310	56	-571
EBITDA excl. non-recurring items	35	-318	-10	-604
Margin (%)	2.7	-18.3	-0.4	-18.0
Operating income	-28	-555	-227	-1,040
Operating income excl. non-recurring items	-94	-562	-293	-1,072
CAPEX	65	279	92	477

        The closedown of domestic voice sales via resellers in the United Kingdom during the first quarter reached full penetration during the second quarter, which together with the concentration of operations to profitable segments of the carrier network resulted in a 26 percent drop in net sales.

        The sharp decline in CAPEX is due to the fact that equipment from closed down technical facilities was transferred to areas that need expansion due to increased customer demand.

        In the former Telia International Carrier operations, external net sales dropped 33 percent to SEK 697 million (1,038) as a result of the closedown of unprofitable operations.

        Cutbacks on staff, leased lines and technical facilities, excluding non-recurring items, improved EBITDA to SEK 20 million (-291) and operating income to SEK -74 million (-501), including exchange rate gains of SEK 29 million. In April and May, the former Telia International Carrier reported positive cash flow (EBITDA less CAPEX) before disbursements from the restructuring reserve, thereby meeting the previously stated target.

        Disbursements from the restructuring reserve affected free cash flow by SEK -174 million during the second quarter. The remaining restructuring reserve totaled SEK 3,458 million on June 30, 2003. Approximately 50 percent is expected to be utilized during 2003 and the remaining part will be used later during the phase-out of long-term contracts for technical facilities and submarine cables.

        In the part of the operations previously managed by Sonera, sales of capacity and IP traffic increased on the Russian market, but weak development in the U.S. business affected external sales, which dropped to SEK 282 million (333) during the second quarter.

        Excluding non-recurring items, EBITDA improved to SEK 15 million (-27) and operating income improved to SEK -20 million (-62).

TeliaSonera Holding

SEK million, except percentages	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	554	721	1,124	1,594
of which external	368	497	758	1,205
EBITDA	35	-3,758	113	-3,222
EBITDA excl. non-recurring items	35	227	113	286
Margin (%)	6.3	31.5	10.1	17.9
Income from associated companies	-879	-32,501	-1,037	-31,032
Operating income	-958	-38,408	-1,166	-36,647
Operating income excl. non-recurring items	-91	-332	-299	-1,062
CAPEX	95	82	156	212

        The 26 percent holding in the associated company Bharti Mobile was divested during the second quarter, generating a capital gain of SEK 341 million.

        The remaining 4 percent shareholding in the Polish fixed network operator Netia was also divested, generating a capital gain of SEK 583 million mainly due to recycling of accumulated translation differences to the income statement. The capital gain was reported under financial items and does not affect operating income.

        As of June 30, TeliaSonera reduced its voting power in Overseas Telecom AB from 65 to 42 percent, which means that the company is reported as an associated company starting in the third quarter.

        In the second quarter management concluded that TeliaSonera's ownership interest in the listed American associated company Infonet Services Corp. (20.35 percent stake) is not strategic and it is now defined as an asset possible to divest in light of market conditions or otherwise in an effort to maximize the company's return on the investment. Simultaneous with this decision, Infonet Services Corp. announced its full year earnings on June 19 and indicated lower margins and the recording of certain impairment charges. As a result of the management decision and Infonet's current operating performance, the carrying value was written down by SEK 1, 028 million to SEK 1,201 million.

        The non-strategic holding in the listed American associated company Metro One Telecommunications, Inc., in which TeliaSonera owns 24 percent, was written down by SEK 110 million to SEK 251 million. The reason for this is a decline in the share price and that one of the company's major customer contracts is expiring during the year.

        The value of the venture capital holdings was written down by SEK 233 million to SEK 207 million. Of the write-down, SEK 70 million affected income from associated companies and the remainder had an impact on financial items.

        The restructuring of Swedia Networks and Ki Consulting & Solutions within the Telefos Group (49 percent ownership) continued during the quarter. Plans are currently made to address the negative development in INGROUP.

        In June, the Swedish Financial Supervisory Authority rescinded COOP Bank's permission to run banking operations. TeliaSonera's 20 percent shareholding in COOP Bank was written down to zero in the fourth quarter of 2002.

        The Spanish government has reduced the amount of bank guarantees for Xfera (UMTS investment in Spain). Counter indemnities issued by TeliaSonera were reduced from EUR 383 million to EUR 98 million.

        Second-quarter sales in Holding declined due to the divestitures. Sales for remaining operations increased 13 percent. Sonera Zed reported a 105 percent surge in sales to SEK 176 million. Telia Finans and Sergel Kredittjänster also posted increased sales.

        Operating income showed substantial improvement, primarily due to the fact that 2002 was burdened by significant write-downs. Excluding non-recurring items, operating income improved to SEK -91 million (-332). The improved earnings are mainly attributable to the positive development of Sonera Zed and Telefos and that the UMTS investment in Germany no longer burdens earnings after the write-down last year.

        CAPEX during the quarter primarily referred to leasing operations in Telia Finans and Telia Credit.

        Stockholm, July 31, 2003

        Anders Igel

        President and CEO

Auditors' Review Report

        We have made a review of this interim report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit. Nothing has come to our attention that indicates that this interim report fails to comply with the requirements of the Swedish Securities Exchange Act and International Financial Reporting Standards (IFRS/IAS).

Stockholm, July 31, 2003

Ernst & Young AB	KPMG Bohlins AB
Lars Träff Authorized Public Accountant	Thomas Thiel Authorized Public Accountant
Financial Information
Interim Report January-September	October 29, 2003
Questions regarding content: TeliaSonera AB Investor Relations SE-123 86 Farsta, Sweden Tel. +46 8 504 550 00 Fax +46 8 713 6947 www.teliasonera.com/ir
Ordering of individual printed reports: Tel. +46 372 850 84 Fax +46 372 153 70 www.teliasonera.com/ir	Shareholders with questions regarding the distribution of financial reports or for change of address: Tel. +46 8 449 88 16 Fax +46 8 449 88 10 E-mail: teliasonera@strd.se

Condensed Consolidated Income Statements

In millions, except per share data and no. of shares	Apr-Jun 2003	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
	SEK	EUR	SEK	SEK	SEK
Net sales	20,275	2,208	20,290	40,624	39,932
Operating expenses	-12,528	-1,364	-18,556	-25,315	-31,626

EBITDA	7,747	844	1,734	15,309	8,306
Depreciation, amortization and write-downs	-4,310	-469	-6,613	-8,668	-10,979
Income from associated companies	-693	-76	-33,095	-670	-30,676

Operating income	2,744	299	-37,974	5,971	-33,349
Net financial revenues and expenses	304	33	-285	-212	-236

Income after financial items	3,048	332	-38,259	5,759	-33,585
Income taxes	-1,285	-140	10,875	-2,199	10,193
Minority interests	-264	-29	-126	-459	-240

Net income	1,499	163	-27,510	3,101	-23,632

Earnings/loss per share
Basic	0.32	0.03	-5.88	0.66	-5.05
Diluted	0.32	0.03	-5.88	0.66	-5.05
Weighted average no. of shares (thousands)
Basic	4,675,232	4,675,232	4,675,232	4,675,232	4,675,232
Diluted	4,675,940	4,675,940	4,676,119	4,675,930	4,677,015

EBITDA excl. non-recurring items	8,070	879	6,241	15,632	12,213
Operating income excl. non-recurring items	3,963	432	800	7,190	2,810

Condensed Consolidated Balance Sheets

In millions	Jun 30, 2003	Jun 30, 2003	Dec 31, 2002
	SEK	EUR	SEK
Assets
Intangible fixed assets	64,522	7,025	68,095
Tangible fixed assets	50,793	5,531	55,023
Financial fixed assets	44,552	4,851	48,533
Total fixed assets	159,867	17,407	171,651
Inventories, etc.	496	54	554
Receivables	26,125	2,845	26,518
Short-term investments	6,357	692	3,826
Cash and bank	3,479	379	2,821
Total current assets	36,457	3,970	33,719

Total assets	196,324	21,377	205,370

Shareholders' equity and liabilities
Shareholders' equity	108,356	11,798	108,829
Minority interests	3,370	367	5,120
Provisions for pensions and employee contracts	95	10	183
Deferred tax liability, other provisions	18,565	2,022	18,141
Total provisions	18,660	2,032	18,324
Long-term loans	26,142	2,847	31,336
Short-term loans	12,279	1,337	12,608
Non-interest bearing liabilities	27,517	2,996	29,153
Total liabilities	65,938	7,180	73,097

Total shareholders' equity and liabilities	196,324	21,377	205,370

Condensed Consolidated Cash Flow Statements

In millions	Apr-Jun 2003	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
	SEK	EUR	SEK	SEK	SEK
Cash flow from operating activities	7,736	842	5,457	13,322	7,783
Intangible and tangible assets acquired (cash CAPEX)	-2,581	-281	-2,923	-4,270	-5,538
Free cash flow	5,155	561	2,534	9,052	2,245
Cash flow from other investing activities	996	109	-154	1,400	921
Total cash flow from investing activities	-1,585	-172	-3,077	-2,870	-4,617
Cash flow before financing activities	6,151	670	2,380	10,452	3,166
Cash flow from financing activities	-660	-72	817	-6,061	-9,257

Cash flow for the period	5,491	598	3,197	4,391	-6,091

Segment Information

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales1)
Sweden	10,634	10,794	21,120	21,372
Mobile	3,118	2,970	5,904	5,704
Fixed2)	7,516	7,824	15,216	15,668
Finland	4,368	4,458	8,736	8,659
Mobile	2,723	2,874	5,480	5,564
Fixed2)	1,645	1,584	3,256	3,095
Norway—mobile	1,561	1,364	3,076	2,564
Denmark	690	706	1,407	1,417
Mobile	350	252	686	446
Fixed2)	340	454	721	971
Baltic countries	1,470	1,520	2,883	2,971
Lithuania—mobile	539	460	978	859
Lithuania—fixed	556	646	1,076	1,298
Latvia—mobile	463	454	894	890
Other	-88	-40	-65	-76
Eurasia—mobile	626	—	1,184	—
Russia	0	1	0	2
International Carrier	1,284	1,734	2,776	3,362
Holding	554	721	1,124	1,594
Corporate	1	4	2	16
Eliminations	-913	-1,012	-1,684	-2,025

The Group	20,275	20,290	40,624	39,932

1)
For information about external net sales per product area: www.teliasonera.com/ir

2)
Including eliminations between fixed and mobile communications

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
EBITDA
Sweden	4,404	2,941	8,658	6,391
Mobile	1,534	1,152	2,769	2,289
Fixed	2,870	1,789	5,889	4,102
Finland	1,674	1,905	3,497	3,720
Mobile	1,259	1,474	2,652	2,848
Fixed	415	431	845	872
Norway—mobile	681	589	1,327	1,011
Denmark	-45	-187	-72	-278
Mobile	-102	-233	-106	-361
Fixed	57	46	34	83
Baltic countries	730	803	1,435	1,522
Lithuania—mobile	243	207	463	347
Lithuania—fixed	241	348	518	702
Latvia—mobile	249	250	474	477
Other	-3	-2	-20	-4
Eurasia—mobile	357	—	637	—
Russia	2	—	0	—
Turkey	1	—	0	—
International Carrier	101	-310	56	-571
Holding	35	-3,758	113	-3,222
Corporate	-225	-249	-401	-266
Eliminations	32	0	59	-1

The Group	7,747	1,734	15,309	8,306

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
EBITDA excl. non-recurring items
Sweden	4,778	3,564	9,032	7,065
Mobile	1,534	1,213	2,769	2,350
Fixed	3,244	2,351	6,263	4,715
Finland	1,689	1,692	3,512	3,509
Mobile	1,264	1,474	2,657	2,848
Fixed	425	218	855	661
Norway—mobile	681	589	1,327	1,011
Denmark	-45	-184	-72	-274
Mobile	-102	-233	-106	-361
Fixed	57	49	34	87
Baltic countries	730	803	1,435	1,522
Lithuania—mobile	243	207	463	347
Lithuania—fixed	241	348	518	702
Latvia—mobile	249	250	474	477
Other	-3	-2	-20	-4
Eurasia—mobile	357	—	637	—
Russia	2	—	0	—
Turkey	1	—	0	—
International Carrier	35	-318	-10	-604
Holding	35	227	113	286
Corporate	-225	-132	-401	-301
Eliminations	32	0	59	-1

The Group	8,070	6,241	15,632	12,213

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Depreciation, amortization and write-downs
Sweden	-1,519	-1,792	-3,055	-3,376
of which amortization of goodwill and fair value adjustments	0	-1	-1	-2
Finland	-1,202	-1,234	-2,335	-2,376
of which amortization of goodwill and fair value adjustments	-560	-592	-1,079	-1,104
Norway	-507	-522	-1,072	-1,018
of which amortization of goodwill and fair value adjustments	-317	-336	-652	-660
Denmark	-151	-219	-327	-418
of which amortization of goodwill and fair value adjustments	-5	-13	-11	-25
Baltic countries	-530	-460	-1,071	-948
of which amortization of goodwill and fair value adjustments	-144	-137	-290	-274
Eurasia	-145	—	-292	—
of which amortization of goodwill and fair value adjustments	-43	—	-87	—
International Carrier	-128	-245	-282	-470
of which amortization of goodwill and fair value adjustments	-1	—	-1	—
Holding	-114	-2,149	-242	-2,392
of which amortization of goodwill and fair value adjustments	1	-132	3	28
Corporate	-6	-1	-12	-1
Eliminations	-8	9	20	20

The Group	-4,310	-6,613	-8,668	-10,979

of which amortization of goodwill and fair value adjustments	-1,069	-1,211	-2,118	-2,037

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Income from associated companies
Sweden	-1	-4	-2	-5
Finland	9	14	9	19
Denmark	0	1	0	2
Baltic countries	8	125	118	203
Latvia—fixed	31	58	83	141
Share of net income	31	24	41	74
Amortization of goodwill and fair value adjustments	0	34	42	67
Estonia—mobile	-14	11	30	10
Share of net income	8	33	73	54
Amortization of goodwill and fair value adjustments	-22	-22	-43	-44
Estonia—fixed	-9	56	5	52
Share of net income	3	67	29	75
Amortization of goodwill and fair value adjustments	-12	-11	-24	-23
Eurasia	—	-252	—	-234
Share of net income	—	-228	—	-183
Amortization of goodwill and fair value adjustments	—	-24	—	-51
Russia	171	19	205	23
Share of net income	218	79	308	143
Amortization of goodwill and fair value adjustments	-47	-60	-103	-120
Turkey	-18	-453	37	405
Share of net income (U.S. GAAP)	-39	6	69	-169
IFRS/IAS adjustments	261	-221	415	1,051
Amortization of goodwill and fair value adjustments	-240	-238	-447	-477
Holding	-879	-32,501	-1,037	-31,032
Share of net income	-23	-385	-161	-998
Capital gains/losses	372	454	350	2,468
Write-downs	-1,233	-32,612	-1,231	-32,612
Amortization of goodwill and fair value adjustments	5	42	5	110
Corporate	0	-43	0	-56
Eliminations	17	-1	0	-1

The Group	-693	-33,095	-670	-30,676

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Operating income
Sweden	2,884	1,145	5,601	3,010
Finland	480	684	1,170	1,363
Norway	174	67	255	-7
Denmark	-198	-405	-400	-694
Baltic countries	207	467	482	776
Eurasia	212	-252	345	-234
Russia	173	19	205	23
Turkey	-17	-453	37	405
International Carrier	-28	-555	-227	-1,040
Holding	-958	-38,408	-1,166	-36,647
Corporate	-232	-284	-414	-304
Eliminations	47	1	83	0

The Group	2,744	-37,974	5,971	-33,349

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Operating income excl. non-recurring items
Sweden	3,258	1,908	5,975	3,824
Finland	495	471	1,185	1,152
Norway	203	67	284	-7
Denmark	-198	-402	-400	-691
Baltic countries	207	467	482	776
Eurasia	212	-252	345	-234
Russia	173	19	205	23
Turkey	-17	-453	37	405
International Carrier	-94	-562	-293	-1,072
Holding	-91	-332	-299	-1,062
Corporate	-232	-130	-414	-302
Eliminations	47	-1	83	-2

The Group	3,963	800	7,190	2,810

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
CAPEX
Sweden	640	1,138	1,241	2,260
Finland	600	483	991	896
Norway	190	216	351	428
Denmark	69	246	143	535
Baltic countries	243	459	375	745
Eurasia	154	—	379	—
International Carrier	65	279	92	477
Holding	95	82	156	212
Corporate	3	6	7	10
Eliminations	0	0	0	-1

The Group	2,059	2,909	3,735	5,562

	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Number of employees
Sweden
At the end of the period	10,664	11,334	10,664	11,334
Average for the period	10,225	11,193	10,327	11,252
Finland
At the end of the period	6,411	6,634	6,411	6,634
Average for the period	5,878	6,365	5,816	6,323
Norway
At the end of the period	735	727	735	727
Average for the period	738	720	735	719
Denmark
At the end of the period	1,038	1,274	1,038	1,274
Average for the period	1,010	1,227	1,025	1,234
Baltic countries
At the end of the period	5,244	6,050	5,244	6,050
Average for the period	5,438	5,984	5,409	6,016
Eurasia
At the end of the period	980	—	980	—
Average for the period	937	—	924	—
Russia
At the end of the period	1	2	1	2
Average for the period	1	2	1	2
Turkey
At the end of the period	3	4	3	4
Average for the period	3	4	3	4
International Carrier
At the end of the period	673	948	673	948
Average for the period	707	956	762	946
Holding
At the end of the period	1,542	2,067	1,542	2,067
Average for the period	1,502	2,440	1,524	3,630
Corporate
At the end of the period	279	232	279	232
Average for the period	245	220	226	223

The Group
At the end of the period	27,570	29,272	27,570	29,272
Average for the period	26,684	29,111	26,752	30,349

Quarterly Data

SEK million, except per share data	Apr-Jun 2003	Jan-Mar 2003	Oct-Dec 2002	Jul-Sep 2002	Apr-Jun 2002
Net sales	20,275	20,349	20,945	20,102	20,290
EBITDA	7,747	7,562	4,181	2,913	1,734
Depreciation, amortization and write-downs	-4,310	-4,358	-4,503	-12,837	-6,613
Income from associated companies	-693	23	368	-2,731	-33,095
Operating income	2,744	3,227	46	-12,655	-37,974
Income after financial items	3,048	2,711	-80	-13,126	-38,259
Net income	1,499	1,602	3,008	-12,266	-27,510
Earnings/loss per share
Basic (SEK)	0.32	0.34	0.64	-2.62	-5.88
Diluted (SEK)	0.32	0.34	0.64	-2.62	-5.88
Investments	2,121	1,951	3,651	3,344	3,614
of which CAPEX	2,059	1,676	3,360	2,788	2,909
Cash flow from operating activities	7,736	5,586	6,586	6,348	5,457
Free cash flow	5,155	3,897	3,672	3,617	2,534

EBITDA excl. non-recurring items	8,070	7,562	6,355	6,889	6,241
Operating income excl. non-recurring items	3,963	3,227	2,150	1,032	800

Non-Recurring Items

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Within EBITDA
Restructuring	-389	-735	-389	-766
Capital gains/losses	—	494	—	1,277
Write-down of shares and receivables	—	-3,852	—	-4,071
Other non-recurring items	66	-413	66	-346
Within depreciation, amortization and write-downs
Write-downs	-29	-2,050	-29	-2,050
Within income from associated companies
Capital gains/losses	341	394	341	2,409
Write-downs	-1,208	-32,612	-1,208	-32,612

Total	-1,219	-38,774	-1,219	-36,159

TeliaSonera January-June 2003—Legal*

Condensed Consolidated Income Statements

SEK million, except per share data and number of shares	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net sales	20,603	14,346	41,277	28,231
Costs of production	-11,139	-9,513	-23,075	-18,344

Gross income	9,464	4,833	18,202	9,887
Selling, admin., and R&D expenses	-5,873	-4,686	-11,435	-9,004
Other operating revenues and expenses, net	1,432	-391	1,444	-430
Income from associated companies	-693	363	-670	375

Operating income	4,330	119	7,541	828
Net financial revenues and expenses	301	-197	-229	-371

Income after financial items	4,631	-78	7,312	457
Income taxes	-1,429	89	-2,343	-308
Minority interests	-264	19	-459	8

Net income	2,938	30	4,510	157

Earnings/loss per share (SEK)
Basic	0.63	0.01	0.97	0.05
Diluted	0.63	0.01	0.97	0.05

Weighted average number of shares (thousands)
Basic	4,675,232	3,001,200	4,659,878	3,001,200
Diluted	4,675,940	3,001,200	4,660,576	3,001,200

*
Including Sonera operations and the new Baltic subsidiaries since December 3, 2002 and including Telia's Finnish mobile operations and Swedish cable TV operations until May 31, 2003.

Condensed Consolidated Balance Sheets

SEK million	Jun 30, 2003	Dec 31, 2002
Assets
Intangible fixed assets	64,522	68,106
Tangible fixed assets	50,793	56,172
Financial fixed assets	44,552	48,534
Total fixed assets	159,867	172,812
Inventories, etc.	496	580
Receivables	26,125	26,607
Short-term investments	6,357	3,826
Cash and bank	3,479	2,831
Total current assets	36,457	33,844

Total assets	196,324	206,656
Shareholders' equity and liabilities
Shareholders' equity	108,356	108,829
Minority interests	3,370	5,120
Provisions for pensions and employee contracts	95	224
Deferred tax liability, other provisions	18,565	18,182
Total provisions	18,660	18,406
Long-term loans	26,142	32,124
Short-term loans	12,279	12,608
Non-interest-bearing liabilities	27,517	29,569
Total liabilities	65,938	74,301

Total equity and liabilities	196,324	206,656

Condensed Consolidated Cash Flow Statements

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Cash flow before change in working capital	8,858	2,587	15,405	5,269
Change in working capital	-1,264	1,240	-2,194	-568
Cash flow from operating activities	7,594	3,827	13,211	4,701
Intangible and tangible fixed assets acquired (cash CAPEX)	-2,581	-2,105	-4,307	-4,086
Free cash flow	5,013	1,722	8,904	615
Cash flow from other investing activities	3,380	-250	3,715	-8
Total cash flow from investing activities	799	-2,355	-592	-4,094
Cash flow before financing activities	8,393	1,472	12,619	607
Cash flow from financing activities	-2,983	-1,258	-8,311	-6,535

Cash flow for the period	5,410	214	4,308	-5,928

Cash and cash equivalents, opening balance	4,333	2,761	5,465	8,923
of which short-term investments up to and including three months	578	1,464	2,634	7,405
of which cash and bank	3,755	1,297	2,831	1,518
Cash flow for the period	5,410	214	4,308	-5,928
Exchange rate differences in cash and cash equivalents	-25	52	-55	32
Cash and cash equivalents, closing balance	9,718	3,027	9,718	3,027
of which short-term investments up to and including three months	6,239	1,408	6,239	1,408
of which cash and bank	3,479	1,619	3,479	1,619

Net interest-bearing liability, opening balance	22,213	11,908	25,034	10,661
Change in net borrowings	-5,044	-1,147	-7,746	239
Change in pension provisions	-10	-425	-129	-564

Net interest-bearing liability, closing balance	17,159	10,336	17,159	10,336

Condensed Consolidated Statements of Changes in Shareholders' Equity

SEK million	Jun 30, 2003	Jun 30, 2002	Dec 31, 2002
Opening balance	108,829	59,885	59,885
Underwriting expenses after tax posted directly to equity	—	—	16
Transactions with outside parties	-8	-11	-57
Differences arising from translation of foreign operations	-6,412	141	1,719
Differences after tax on forward contracts used for equity hedge	—	8	8
Inflation adjustments	1,273	—	—
Fair value measurement of securities available for sale	—	107	14
Gains/losses on instruments used to hedge cash flow	-17	41	6
Dividend	-1,870	-600	-600
New share issue	2,051	—	55,905
Net income for the period	4,510	157	-8,067

Closing balance	108,356	59,728	108,829

Long-Lived Assets

	Goodwill		Other intangibles		Tangibles
SEK million	Jun 30, 2003	Dec 31, 2002	Jun 30, 2003	Dec 31, 2002	Jun 30, 2003	Dec 31, 2002
Opening balance	58,584	24,686	9,522	2,130	56,172	47,314
Purchases	1,256	30,929	633	5,119	3,518	9,244
Operations acquired	—	—	—	1,769	—	19,037
Sales/discards	-1	-4	-3	-62	-96	-241
Operations divested	-29	—	-4	—	-1,117	-3
Reclassifications	36	2,618	246	1,233	-784	-870
Amortization, depreciation	-1,734	-1,572	-856	-535	-6,212	-9,797
Write-downs, reversals of write-downs	-13	-366	—	-203	-3	-8,388
CAPEX contribution from CATV customers	—	—	—	—	3	-2
Advances	—	—	—	—	4	-2
Inflation adjustments	—	—	—	—	-14	—
Exchange rate differences	-3,064	2,293	-51	71	-678	-120

Closing balance	55,035	58,584	9,487	9,522	50,793	56,172

Investments

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
CAPEX	1,995	2,091	4,148	4,113
Intangible fixed assets	117	143	633	202
Tangible fixed assets	1,878	1,948	3,515	3,911
Acquisitions	236	546	1,458	577
Goodwill	103	0	1,256	4
Shares and participations	133	546	202	573

Total	2,231	2,637	5,606	4,690

Net Interest-Bearing Liability

SEK million		Jun 30, 2003	Dec 31, 2002
Long-term and short-term loans		38,421	44,732
Less:	Short-term investments, cash and bank	-9,836	-6,657

Net debt		28,585	38,075
Less:	Interest-bearing financial assets	-6,778	-8,419
	Interest-bearing receivables	-4,743	-4,846

Total net borrowings		17,064	24,810
Provisions for pensions		95	224

Total net interest-bearing liability		17,159	25,034

Changes in Share Capital

	Number of shares	Par value, SEK/share	Share capital, SEK thousand
Share capital, Dec 31, 1999	8,800,000	1,000.00	8,800,000
Bonus issue, May 20, 2000	—	1,036.80	323,840
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue, June 16, 2000	150,000,000	3.20	480,000
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422
New share issue, Feb 10, 2003	69,475,344	3.20	222,321
Share capital, Jun 30, 2003	4,675,232,069	3.20	14,960,743

Financial Instruments

SEK million	Jun 30, 2003 Book value	Jun 30, 2003 Fair value	Dec 31, 2002 Book value	Dec 31, 2002 Fair value
Equity participations in associated companies	21,154	21,124	23,027	19,341
Other holdings of securities	619	619	1,164	1,164
Other long- and short-term receivables	9,946	9,858	10,515	10,427
Short-term investments	118	118	1,192	1,192
Interest rate swaps received	678	678	8,666	8,666
Interest rate swaps paid	-646	-646	-8,139	-8,139
FX interest rate swaps received	11,579	11,579	12,298	12,298
FX interest rate swaps paid	-10,655	-10,655	-11,239	-11,239
Other currency derivatives	130	130	157	157

Total assets	32,923	32,805	37,641	33,867
Provisions for pensions	95	95	224	224
Long-term loans	26,243	26,676	32,122	32,630
Short-term loans	12,247	12,306	12,680	12,717
Interest rate swaps received	-1,561	-1,561	-7,369	-7,369
Interest rate swaps paid	1,779	1,779	7,584	7,584
FX interest rate swaps received	-2,183	-2,183	-2,213	-2,213
FX interest rate swaps paid	2,401	2,401	2,428	2,428
Other currency derivatives	149	149	158	158

Total liabilities	39,170	39,662	45,614	46,159
Less book value of:
—pensions	-95	-224
—accrued interest	-505	-500
—other currency derivatives	-149	-158
Book value of interest-bearing liabilities	38,421		44,732
FX swaps/forward contracts (portfolio)
Purchases of foreign currency	18,555	18,555	21,887	21,887
Sales of foreign currency	12,278	12,278	13,243	13,243

Contingent Assets and Contingent Liabilities

SEK million	Jun 30, 2003	Dec 31, 2002
Contingent assets	—	—
Collateral pledged
Real estate mortgages	20	20
Shares in subsidiaries	—	90
Shares in associated companies	781	119
Current receivables	36	42
Blocked funds in bank accounts	1,065	102

Total	1,902	373
Contingent liabilities
Credit guarantees, associated companies	561	481
Performance guarantees, associated companies and other minority holdings	1,454	4,077
Other guarantees, etc.	1,232	1,226
FPG/PRI, other pension guarantees	222	222

Total	3,469	6,006

        TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

Contractual Obligations

SEK million	Jun 30, 2003	Dec 31, 2002
Intangible fixed assets	7	—
Tangible fixed assets	390	210
Indefeasible Rights of Use (IRU)	18	—
Associated companies and other minority holdings	2,244	2,665

Total	2,659	2,875

Deferred Tax

SEK million	Jun 30, 2003	Dec 31, 2002
Deferred tax liability	11,708	10,673
Deferred tax benefit (incl. valuation reserve)	-15,702	-15,931

Net deferred tax benefit (-)/liability (+)	-3,994	-5,258

Exchange Rates

Average SEK rate against	Jan-Jun 2003	Jan-Jun 2002
EUR	9.160918	9.157873
NOK	1.181076	1.194886
DKK	1.233329	1.232065
LVL	14.459014	16.203925
LTL	2.653407	2.642017
USD	8.302945	10.213489
TRL	0.000005	0.000007

Basis for Presentation

        General.    As in the annual accounts for 2002, TeliaSonera's consolidated financial statements for the three-month and six-month periods ended June 30, 2003, have been prepared in accordance with International Financial Reporting Standards (IFRS/IAS). The parent company TeliaSonera AB's financial statements have been prepared in accordance with the Annual Accounts Act and other Swedish regulations. This report has been prepared in accordance with IAS 34 "Interim Financial Reporting."

        Amounts and dates.    Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK million) or other currency specified and are based on the three-month and six-month periods ended June 30, 2003 for income statement items and as of June 30, 2003 for balance sheet items, respectively.

        New accounting standards.    IAS 41 "Agriculture" became effective on January 1, 2003. IAS 41 does not affect TeliaSonera's operations.

        Restated segment reporting.    TeliaSonera's business organization was changed on January 1, 2003. Hence, segment information in this report has been restated.

        Changed definitions and concepts.    Effective January 1, 2003, the definition of EBITDA was changed. The previous definition Operating income before depreciation, amortization and write-downs was changed to Operating income before depreciation, amortization and write-downs and before Income from associated companies.

        Underlying EBITDA was renamed EBITDA excluding non-recurring items, but indicates the same measure as previously. This means that the previous concept Items not reflecting underlying business operations has been changed to Non-recurring items.

        A new profit measure, Operating income excluding non-recurring items, was introduced, consisting of Operating income less non-recurring items within EBITDA and also less write-downs within Depreciation, amortization and write-downs and less capital gains/losses and write-downs within Income from associated companies.

        Furthermore, effective January 1, 2003, only capital gains/losses, write-downs, restructuring programs or similar items that represent more than SEK 100 million on an individual basis, will be reported as non-recurring. Earlier periods have not been restated.

Changes in Group Composition

        Sonera Oyj.    As a result of a mandatory redemption offer, which commenced on December 30, 2002 and expired on January 31, 2003, TeliaSonera acquired 48,441,495 Sonera shares, including shares in the form of ADSs, representing 4.4 percent of the shares and votes in Sonera. Following the completion of the mandatory redemption offer, TeliaSonera's total holding of Sonera shares represented 99.4 percent of the shares and votes.

        In addition, in December 2002, TeliaSonera commenced a separate compulsory acquisition proceeding under Finnish law pursuant to which the remaining holders of Sonera shares were required to surrender their remaining Sonera shares to TeliaSonera for redemption at a fair price as determined under Finnish law. As required under Finnish law, an arbitral panel was appointed to hear and resolve any disputes concerning TeliaSonera's right of redemption and the redemption price in the compulsory acquisition proceeding. On March 20, 2003, at the request of the arbitral panel, TeliaSonera issued a counter-indemnity for a bank guarantee for the payment of the redemption price plus accrued interest with respect to all outstanding Sonera shares not held by TeliaSonera. According to Finnish law, as a result of the arbitral panel's acceptance of the bank guarantee, TeliaSonera became the sole record and beneficial owner of Sonera's shares. Simultaneously, the Sonera share was delisted from the main list of Helsinki Exchanges. On June 26, 2003, the arbitral panel determined that the redemption price for the remaining Sonera shares would be EUR 5.78 plus accrued interest at the rate of five percent per annum from March 21, 2003. The redemption price for the remaining Sonera shares plus accrued interest was paid on July 11, 2003.

        Com Hem/Telia Finland.    On June 5, 2003, TeliaSonera sold its Swedish cable TV operator Com Hem AB to EQT Northern Europe and on June 6, 2003, Telia's Finnish mobile operations were sold to Finnet Oy. Telia agreed to dispose of these operations as part of its undertakings to the European Commission in the context of the merger between Telia and Sonera.

        Bharti.    In May 2002, an agreement was signed with the Indian company Bharti Tele-Ventures for the sale of TeliaSonera's holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd. The transaction was completed on June 16, 2003.

        Netia.    As of December 31, 2002, TeliaSonera owned 48 percent of the share capital in the Polish company Netia Holdings S.A. As part of a financial restructuring, a conversion of lenders' claims to equity in the company was completed on January 30, 2003, reducing TeliaSonera's shareholding to 4.4 percent. On May 16, 2003, the final step of Netia's restructuring, which required the issuance of warrants to pre-restructuring shareholders of Netia, including TeliaSonera, was completed. TeliaSonera received 15,650,266 two-year subscription warrants and 15,650,266 three-year subscription warrants, entitling it to acquire an aggregate of 31,300,532 Netia shares.

        On May 22, 2003, TeliaSonera's 11 percent stake in the Polish long-distance operator Netia 1 Sp z o.o. was sold to the other shareholder Netia.

        On June 5, 2003, TeliaSonera sold some of its shares and subscription warrants in Netia to Warburg Pincus, reducing its shareholding in Netia to 1.8 percent. Assuming that all subscription warrants issued by Netia will be exercised and exchanged for shares, TeliaSonera would hold 6.4 percent of Netia's share capital. TeliaSonera has entered into agreements to completely divest its holdings in Netia.

Related Party Transactions

        The Swedish and the Finnish State.    The TeliaSonera Group's services and products are offered to the Swedish and the Finnish states, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish states and their agencies, nor state-owned companies represent a significant share of TeliaSonera's net sales or earnings.

        Lattelekom.    TeliaSonera holds a participating interest in the Latvian company Lattelekom SIA. As of June 30, 2003, TeliaSonera had interest-bearing claims on Lattelekom of SEK 347 million. In the six-month period ended June 30, 2003, TeliaSonera sold services and products worth SEK 64 million and purchased services and products worth SEK 45 million.

        MegaFon.    TeliaSonera holds a participating interest in the Russian company OAO MegaFon. As of June 30, 2003, TeliaSonera had interest-bearing claims on MegaFon of SEK 373 million.

        Infonet.    TeliaSonera owns a participating interest in the American company Infonet Services Corp. In the three-month period ended June 30, 2003, Telia sold services and products to Infonet worth SEK 10 million and purchased services and products worth SEK 47 million. In the six-month period ended June 30, 2003, TeliaSonera sold services and products worth SEK 24 million and purchased services and products worth SEK 107 million.

        Telefos.    TeliaSonera owns 49 percent of the shares in Telefos AB. As of June 30, 2003, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 923 million and had signed a limited supplementary guarantee of SEK 150 million for the credit-insured pension commitments of Telefos companies. In the three-month period ended June 30, 2003, TeliaSonera sold services and products worth SEK 19 million to the Telefos Group and bought services and products worth SEK 619 million. In the six-month period ended June 30, 2003, TeliaSonera sold services and products worth SEK 64 million and bought services and products worth SEK 1,370 million. Some of the services purchased by TeliaSonera referred to construction of fixed assets.

        IN.    TeliaSonera holds an indirect participating interest in INGROUP Sweden AB (IN). In the three-month period ended June 30, 2003, TeliaSonera sold services and products worth SEK 2 million to IN and bought services and products worth SEK 80 million. In the six-month period ended June 30, 2003, TeliaSonera sold services and products worth SEK 3 million and bought services and products worth SEK 138 million.

        Other relations.    In addition to those specified, TeliaSonera buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Credit Rating and Financing

        In the first quarter of 2003, the rating agencies Moody's and Standard & Poor's assigned new credit ratings for TeliaSonera AB. The rating for long-term borrowings is A2 with a negative outlook from Moody's, and from Standard & Poor's the long-term rating of A was confirmed in May after having been on Credit Watch Negative during the spring. Standard & Poor's rating has a stable outlook. These ratings represent a solid investment grade level and are thus expected to allow TeliaSonera continued good access to the financial markets.

        In March 2003, TeliaSonera AB signed a new committed credit facility agreement (Revolving Credit Facility) with a syndicate of prominent banks. The five-year facility amounts to EUR 1,400 million with final maturity in March 2008. The main purpose of the facility is to serve as liquidity back-up for TeliaSonera.

        In the second quarter of 2003, TeliaSonera AB updated its open-market financing programs, which include the Euro Medium Term Note (EMTN) program with a new program size of EUR 5,000 million; the Swedish domestic Flexible Term Note (FTN) program with a program size of SEK 12,000 million; the Euro Commercial Paper (ECP) program with a program size of EUR 1,000 million, and also established a new domestic Finnish Commercial Paper program with a program size of EUR 300 million.

        The intention is that TeliaSonera AB will continue to make future refinancing of the outstanding Sonera debt, as well as new financing required for the Sonera operations.

        The positive cash flow in the first half of 2003 allowed for continued amortization of the Group's maturing loans during the period. The remaining debt redemptions during the year are mainly concentrated to the third quarter.

Dividend

        The year 2002 dividend of SEK 0.40 per share, or a total of SEK 1,870 million, was paid out on May 16, 2003.

Non-Cash Transactions

        Sonera.    The completion of the merger with Sonera was partly effected through an exchange of shares (see "Changes in Group Composition" above).

        Vehicles.    TeliaSonera leases vehicles through financial leasing, primarily from GE Capital. New acquisitions in the three-month period and the six-month period ended June 30, 2003 entailed a non-cash investment of SEK 13 million and SEK 28 million, respectively.

        Infrastructure/capacity swaps.    Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. As of June 30, 2003, TeliaSonera had, through non-cash swapping, net received infrastructure and network capacity with a book value of SEK 6 million.

        AUCS.    Claims of SEK 157 million on the Dutch associated company AUCS Communications Services v.o.f. were converted to equity in the company during the second quarter.

Stock Option Schemes

        At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Summarized information about warrants outstanding as of June 30, 2003 by exercise price is as follows.

	Outstanding		Of which exercisable
Exercise price (SEK)	Number of warrants	Remaining contractual life (in years)	Number of warrants	Remaining contractual life (in years)
33.64	2,246,000	6.92	—	—
49.09	3,577,244	6.92	—	—
69.00	14,302,000	1.92	14,302,000	1.92
71.62	5,956,750	2.00	5,956,750	2.00
108.17	132,800	4.92	—	—
347.38	9,630,600	4.92	—	—

        On June 30, 2003, the closing price for the TeliaSonera share on Stockholmsbörsen was SEK 33.20. Detailed information regarding the stock option schemes is presented in TeliaSonera's Annual Report for 2002. In May 2003, the 2002/2005:B series of warrants was cancelled, due to non-fulfillment of certain exercise criteria. According to the terms, the exercise price of the 2002/2005:A series of warrants was adjusted with the 2002 dividend per share. If fully exercised, the outstanding stock options will entail an increase in share capital of approximately SEK 149 million, equal to a 1.0 percent increase in the number of shares.

Swedish GAAP

        Differences in principles.    TeliaSonera's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS/IAS). Effective January 1, 2003, IFRS/IAS deviates from Swedish GAAP, relevant to TeliaSonera, only with respect to the reporting of financial instruments.

        Translation into Swedish GAAP.    Application of Swedish GAAP affects consolidated net income and shareholders' equity as follows.

SEK million	Apr-Jun 2003	Apr-Jun 2002	Jan-Jun 2003	Jan-Jun 2002
Net income under IFRS/IAS	2,938	30	4,510	157
Financial instruments	-24	7	-13	14
Deferred tax	7	-2	4	-4
Net income under Swedish GAAP	2,921	35	4,501	167
SEK million	Jun 30, 2003	Dec 31, 2002
Shareholders' equity under IFRS/IAS	108,356	108,829
Financial instruments	98	88
Deferred tax	-28	-26
Shareholders' equity under Swedish GAAP	108,426	108,891

Finnish GAAP

        The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

        This interim report has been prepared in accordance with chapter 2, section 5 of the Finnish Securities Markets Act.

        TeliaSonera prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS/IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS/IAS, relevant to TeliaSonera, are described in TeliaSonera's Annual Report for 2002. There were no material changes in the first half of 2003.

Parent Company

        The parent company TeliaSonera AB, which is domiciled in Stockholm, comprises the Group's Swedish activities in development and operation of fixed networks and basic production of network services. The parent company also includes Group executive management functions and the Group's internal banking operations.

        Net sales for the first half were SEK 10,872 million (11,640), of which SEK 8,566 million (9,609) was invoiced to subsidiaries. Earnings before appropriations and taxes improved to SEK 3,095 million (-233), due to improved operating income and Group contributions from subsidiaries. Earnings after appropriations and taxes were SEK 1,655 million (679). Also due to completion of the merger with Sonera, shareholders' equity increased to SEK 91,034 million (89,197 at year-end). Retained earnings amounted to SEK 21,536 million (21,751).

        The balance sheet total decreased to SEK 136,047 million (139,002 at year-end). Cash flow from operating activities improved to SEK 4,120 million (2,661) and cash flow before financing activities to SEK 7,491 million (2,218). Net claims were SEK 3,639 million (net borrowings of SEK 451 million at year-end). Cash and cash equivalents totaled SEK 7,098 million (3,294).

        The equity/assets ratio (including the equity component of untaxed reserves) improved to 73.7 percent (69.8 at year-end).

        Total investments for the first half amounted to SEK 3,863 million (2,582), including SEK 983 million (1,728) in tangible fixed assets, primarily fixed-line installations. The additional purchase price consideration for Sonera amounted to SEK 2,581 million. Other investments totaling SEK 299 million (854) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 46 million was provided through debt conversion.

        As of June 30, 2003, the number of employees was 3,203 (3,308 at year-end).

Subscription Trends1)

In thousands	Jun 30, 2003	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Mobile communications
Sweden	3,687	3,604	3,439	3,257	2,638
Finland	2,471	2,490	—	—	—
Norway	1,181	1,088	970	850	—
Denmark	484	466	288	263	170
Lithuania	905	850	—	—	—
Latvia	538	474	—	—	—
Eurasia	1,884	1,614	—	—	—
Internet
Sweden	1,155	1,084	944	716	601
of which broadband	365	321	197	29	3
Finland, residential	252	252	—	—	—
of which broadband	90	71	—	—	—
Denmark, broadband	91	81	58	30	11
Fixed voice2)
Sweden	6,354	6,441	6,585	6,621	6,519
Finland	702	721	—	—	—
Lithuania	859	936	—	—	—

1)
Excluding Telia's Finnish mobile operations and Swedish cable TV operations. For further information: www.teliasonera.com/ir

2)
Including ISDN

Financial Information/"Underlying" measures of results of operations

        This interim report includes information on "underlying" measures of TeliaSonera's results of operations, such as "EBITDA excluding non-recurring items" and "Operating income excluding non-recurring items." EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera's management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, these "underlying" measures are presented to enhance the understanding of TeliaSonera's historical operating performance.

        These "underlying" measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of financial performance under IFRS/IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. These "underlying" measures are not meant to be predictive of potential future results.

Forward-Looking Statements

        This interim report contains statements concerning, among other things, TeliaSonera's financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera's future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera's market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2003
TELIASONERA
	By:	/s/ JAN HENRIK AHRNELL
	Name:	Jan Henrik Ahrnell
	Title:	Vice President and General Counsel

QuickLinks

  Review of Profit Centers
  Auditors' Review Report
  TeliaSonera January-June 2003—Legal*
SIGNATURES